Direxion Shares ETF Trust

c/o Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

January 29, 2018

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration

Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
202	1/4/18	485BXT	0001193125-18-002506
200	12/6/17	485BXT	0001193125-17-362716
198	11/8/17	485BXT	0001193125-17-336959
196	10/18/17	485BXT	0001193125-17-312627
195	9/28/17	485BXT	0001193125-17-297258
194	9/14/17	485BXT	0001193125-17-284895
193	8/21/17	485BXT	0001193125-17-263528
192	8/7/17	485BXT	0001193125-17-249525
191	7/20/17	485BXT	0001193125-17-231969
190	7/6/17	485BXT	0001193125-17-222609
189	6/21/17	485BXT	0001193125-17-209064
188	6/7/17	485BXT	0001193125-17-196644
187	5/11/17	485BXT	0001193125-17-166882
185	4/28/17	485BXT	0001193125-17-146364
179	2/15/17	485APOS	0001193125-17-045314

The Amendments relate to the Funds listed on Appendix A. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time and therefore respectfully requests withdrawal of the Amendments.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Secretary
Direxion Shares ETF Trust

Appendix A

Direxion State Street GX Dynamic Moderate Allocation ETF

Direxion Tactical Low Vol ETF

Direxion Daily Value/Growth Relative Performance ETF

Direxion Daily Growth/Value Relative Performance ETF

Direxion Daily Large/Small Cap Relative Performance ETF

Direxion Daily Small/Large Cap Relative Performance ETF

Direxion Daily Cyclicals/Defensive Relative Performance ETF

Direxion Daily Defensive/Cyclicals Relative Performance ETF

Direxion Daily Emerging/Developed Relative Performance ETF

Direxion Daily Developed/Emerging Relative Performance ETF

Direxion S&P 500 Low Volatility Target Beta ETF

Direxion Enhanced Dividend Target Beta ETF

Direxion Daily Value/Growth Relative Performance 2X ETF

Direxion Daily Growth/Value Relative Performance 2X ETF

Direxion Daily Small/Large Cap Relative Performance 2X ETF

Direxion Daily Large/Small Cap Relative Performance 2X ETF

Direxion Daily Cyclicals/Defensive Relative Performance 2X ETF

Direxion Daily Defensive/Cyclicals Relative Performance 2X ETF

Direxion Daily Emerging/Developed Relative Performance 2X ETF

Direxion Daily Developed/Emerging Relative Performance 2X ETF